

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

Keeren Shah
Finance Director
AccuStem Sciences Ltd
107 Cheapside, 9th Floor
London EC2V 6DN United Kingdom

> **Re: AccuStem Sciences Ltd**
> **Registration Statement on Form 20-F**
> **Filed March 12, 2021**
> **File No. 000-56257**

Dear Ms. Shah:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey Fessler, Esq.